# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### August 22, 2011

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

# China Finance Online Co. Limited

### File No. 0-50975 - CF#26952

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China Finance Online Co. Limited submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 28, 2010.

Based on representations by China Finance Online Co. Limited Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 4.74 | through April 30, 2012 |
| Exhibit 4.75 | through April 30, 2012 |
| Exhibit 4.78 | through April 30, 2012 |
| Exhibit 4.152 | through May 31, 2012 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Maryse Mills-Apenteng
Special Counsel